EXHIBIT 21.1

THE MARYGOLD COMPANIES, INC.

SUBSIDIARIES AS OF JUNE 30, 2022

Company Name	State or Country of Incorporation or Organization	Voting Percent Owned Directly or Indirectly
USCF Investments, Inc.	Delaware	100

United States Commodity Funds, LLC	Delaware	100

USCF Advisers, LLC	Delaware	100

Kahnalytics, Inc., d/b/a Original Sprout	California	100

Marygold & Co.	California	100

Marygold & Co. Advisory Services, LLC	Delaware	100

Gourmet Foods, Ltd.	New Zealand	100

Printstock Products, Limited	New Zealand	100

Brigadier Security Systems (2000) Ltd.	Saskatchewan, Canada	100

Marygold & Co. (UK) Limited	England and Wales	100

Tiger Financial & Asset Management Limited	England and Wales	100